UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 18, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

LinkedIn Corporation

File No. 333-171903 - CF# 26258

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LinkedIn Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on January 27, 2011, as amended.

Based on representations by LinkedIn Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.13A	through March 1, 2014
Exhibit 10.20	through April 30, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mark P. Shuman
Branch Chief – Legal